EXHIBIT 99.1
Additional Financial Information (Unaudited)
          The following additional financial information is provided based upon the continuing interest of certain stockholders and creditors to assist them in understanding our core manufacturing business and as such, includes certain non-GAAP financial measures.
Condensed Statements of Revenues and Expenses
for the years ended October 31

	Navistar International Corporation
	(with financial services operations on a pre-tax equity basis)
(in millions)	2005	2004	2003

		(Restated)	(Restated)
Sales of manufactured products, net	$11,827	$9,384	$7,368

Cost of products sold (exclusive of engineering and product development costs shown below)	10,250	8,268	6,670
Selling, general and administrative expense	974	839	790
Engineering and product development costs	413	287	270
Restructuring and program termination (credits) charges	(2)	8	15
Other expense, net	182	148	26

Total costs and expenses	11,817	9,550	7,771

Income (loss) before income taxes
Manufacturing operations	10	(166)	(403)
Financial services operations	135	131	87

Income (loss) before income taxes	145	(35)	(316)
Income tax expense	(6)	(9)	(17)

Net income (loss)	$139	$(44)	$(333)

E-58

EXHIBIT 99.1 (Continued)
Condensed Statements of Assets, Liabilities and
Stockholders’ Equity
as of October 31

	Navistar International Corporation
	(with financial services operations on an
	equity basis)
(in millions)	2005	2004

		(Restated)
Cash, cash equivalents and marketable securities	$867	$729
Inventories	1,320	1,133
Investments in and advances to non-consolidated affiliates	770	667
Property and equipment, net	1,967	1,779
Goodwill and intangible assets, net	601	76
Other assets	923	793
Deferred taxes, net	86	48

Total assets	$6,534	$5,225

Accounts payable	$2,023	$1,682
Postretirement benefits liabilities	1,810	1,700
Debt — manufacturing operations	2,124	1,748
Other liabilities	2,276	1,947
Stockholders’ deficit	(1,699)	(1,852)

Total liabilities and stockholders’ deficit	$6,534	$5,225

E-59

EXHIBIT 99.1 (Continued)
Condensed Statements of Cash Activities
for the years ended October 31

	Navistar International Corporation
	(with financial services operations on an equity basis)
(in millions)	2005	2004	2003

		(Restated)	(Restated)
Cash flow from operating activities:
Net income (loss)	$139	$(44)	$(333)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation and amortization	294	256	239
Deferred taxes	(67)	(38)	(15)
Equity in income of non-consolidated affiliates	(225)	(167)	(140)
Dividends from non-consolidated affiliates	83	46	87
Other, net	507	486	306

Net cash provided by operating activities	731	539	144

Cash flow from investing activities:
Purchases of marketable securities	(828)	(416)	(407)
Sales or maturities of marketable securities	918	312	329
Net change in restricted cash and cash equivalents	(5)	(3)	(23)
Capital expenditures	(353)	(327)	(339)
Acquisitions, net of cash acquired	(563)	(24)	(6)
Other investment activities	21	8	44

Net cash used in investing activities	(810)	(450)	(402)

Net cash provided by financing activities	272	46	92

Effect of exchange rate changes on cash and cash equivalents	36	1	5

Increase (decrease) in cash and cash equivalents	229	136	(161)
Cash and cash equivalents at beginning of the year	547	411	572

Cash and cash equivalents at end of the year	$776	$547	$411

E-60